Filed Pursuant to Rule 424(b)(3)
Registration No. 333-263221
SUPPLEMENT NO. 1 DATED AUGUST 5, 2024
To Prospectus Supplement dated May 6, 2024
(To Prospectus dated March 2, 2022)
TXNM Energy, Inc.
Shares of Common Stock
Having an Aggregate Offering Price of up to $300,000,000

This Supplement No. 1(this “Supplement”) amends and supplements the prospectus supplement, dated May 6, 2024 (the “Prospectus Supplement”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated March 2, 2022 (the “Prospectus”), which was included in the Registration Statement on Form S-3 (File No. 333-263221). This Supplement is qualified in its entirety by reference to the Prospectus Supplement and the Prospectus, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement.

Increase in Aggregate Offering Price

On May 6, 2024, TXNM Energy, Inc. (formerly PNM Resources, Inc.) (“we”, “us” or the “Company”) entered into a Distribution Agreement (the “Distribution Agreement”) with BofA Securities, Inc., Citigroup Global Markets Inc., MUFG Securities Americas Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and Wells Fargo Securities, LLC (the “Sales Agents”) and Bank of America, N.A., Citibank, N.A., MUFG Securities EMEA plc, Royal Bank of Canada, The Bank of Nova Scotia and Wells Fargo Bank, N.A., (the “Forward Purchasers”) relating to the offer and sale from time to time of shares of our common stock, no par value ( “Common Stock”), through the Sales Agents and/or Forward Purchasers in transactions that are deemed to be “at-the-market” offerings as described in the Prospectus Supplement (the “ATM Offering”). In accordance with the Distribution Agreement, we were initially authorized to offer and sell up to $100,000,000 of our Common Stock in the ATM Offering.
Pursuant to the terms of an amendment to the Distribution Agreement, as of the date of this Supplement, the amount of Common Stock that we may offer has increased to an aggregate offering price of up to $300,000,000, including the shares of Common Stock sold to date pursuant to the Distribution Agreement and the Prospectus Supplement. The purpose of this Supplement is to increase the aggregate offering price of the shares of our Common Stock that may be sold under the Distribution Agreement and the Prospectus Supplement from up to $100,000,000 to up to $300,000,000. From May 6, 2024 through the date of this Supplement, we have sold under the Distribution Agreement and the Prospectus Supplement an aggregate of 262,025 shares of our Common Stock in the ATM Offering for a gross sale amount of $9,993,513, resulting in $290,006,487 of remaining availability under the ATM Offering after giving effect to the increased aggregate offering price. Except as modified by this Supplement, the terms of the ATM Offering remain unchanged, and the Distribution Agreement, as amended, remains in full force and effect.
Accordingly, each reference to the aggregate offering price of Common Stock that we may sell in the ATM Offering is hereby amended in the Prospectus Supplement from $100,000,000 to $300,000,000.
Name Change and Share Increase

Effective August 2, 2024, we amended our articles of incorporation (the “Articles of Incorporation”) by filing Articles of Amendment to the Articles of Incorporation (the “Articles Amendment”) with the New Mexico

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Secretary of State to (i) change our name to TXNM Energy, Inc. (the “Name Change”) and (ii) to increase the number of authorized shares of Common Stock, no par value, from 120,000,000 shares to 200,000,000 shares (the “Share Increase”). There were no other changes to our Articles of Incorporation other than the Name Change and the Share Increase. The Name Change and Share Increase do not affect the rights of the Company’s shareholders. On August 5, 2024, subsequent to the effectiveness of the Articles Amendment, we restated our Articles of Incorporation, as amended by the Articles Amendment, by filing Restated Articles of Incorporation with the New Mexico Secretary of State (the “Restatement”). The Name Change and Share Increase previously were approved by the Company’s Board of Directors in March 2024 and by the shareholders at the 2024 annual shareholders’ meeting (the “Annual Meeting”) on June 4, 2024.

In connection with the Name Change, we changed our stock ticker from “PNM” to “TXNM” effective on August 5, 2024. Our Common Stock will continue to trade on the New York Stock Exchange, and the CUSIP for our Common Stock remains unchanged as 69349H107.

All references in the Prospectus Supplement and the Prospectus to PNMR, PNM Resources and PNM Resources, Inc. are replaced with TXNM, TXNM Energy and TXNM Energy, Inc, as appropriate.

The paragraph titled “General” under “Description of Common Stock and Preferred Stock” on page 13 of the Prospectus is replaced in its entirely with the following:

“General
Our authorized capital stock consists of 200,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value, of which 500,000 shares have been designated Convertible Preferred Stock, Series A, which we refer to in this prospectus as “Series A Preferred Stock”. Each share of Series A Preferred Stock is convertible at the option of the holder at any time into 10 shares of common stock, subject to certain anti-dilution adjustments. As of July 26, 2024, 90,200,384 shares of our common stock and no shares of our Series A Preferred Stock were outstanding.”
Our Common Stock is listed on the NYSE under the symbol “TXNM.” The last reported sale price of our Common Stock on the NYSE on August 2, 2024 was $41.77 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-5 of the Prospectus Supplement to read important factors you should consider before investing in our Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement, the Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

BofA Securities Citigroup MUFG RBC Capital Markets Scotiabank Wells Fargo Securities

The date of this Supplement No.1 is August 5, 2024.

Exhibit Index
EX-FILING FEES

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